Exhibit 12.1

Catalyst Biosciences, Inc.

Earnings to Fixed Charges Ratio

The following table sets forth the computation of our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred dividend requirements for the periods indicated (in thousands):

	Nine Months Ended September 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
Earnings:
Net income (loss)	$(15,808)	$(16,945)	$(14,762)	$(6,613)	$(9,966)	$(19,073)
Fixed charges	167	217	1,711	341	335	323

Total Deficiency of Earnings	$(15,641)	$(16,728)	$(13,051)	$(6,272)	$(9,631)	$(18,750)

Fixed Charges:
Interest Expense	$—	$—	$1,478	$—	$—	$—
Portion of rent expense representative of interest	167	217	233	341	335	323

Total Fixed Charges	$167	$217	$1,711	$341	$335	$323

Ratio of Earnings to Fixed Charges (1)	—	—	—	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income (loss) plus fixed charges. Fixed charges consist of interest expense, amortization of issuance costs and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental payments under operating leases we believe to be representative of interest. Earnings were insufficient to cover fixed charges by $15.8 million for the nine months ended September 31, 2017 and $16.9 million, $14.8 million, $6.6 million, $10.0 million and $19.0 million for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, respectively.